BIO-key International, Inc.

3349 Highway 138, Building A, Suite E

Wall, NJ 07719

June 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	BIO-key International, Inc. - Registration Statement on Form S-1
Commission File No. 333-272675

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BIO-key International, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-272675) (the “Registration Statement”), so that it may become effective at 5:00 p.m. on June 23, 2023, or as soon thereafter as practicable.

Thank you for your attention to this request. Should you have any questions, please contact Vincent A. Vietti of Fox Rothschild LLP, counsel to the Registrant, at (609) 896-4571.

Very truly yours, BIO-KEY INTERNATIONAL, INC. By: /s/ Michael W. DePasquale Michael W. DePasquale Chief Executive Officer